UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

COLONY CREDIT REAL ESTATE, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
19625T 101
(CUSIP Number)
Colony Capital, Inc.
Attention: Ronald M. Sanders, Esq.
750 Park of Commerce Drive, Suite 210
Boca Raton, FL 33487
(561) 570-4644
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 48,010,680(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,010,680(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,010,680(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.1%(2)
14	Type of Reporting Person (See Instructions) CO

(1)This amount includes (i) 44,935,057 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.
(2)The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 48,010,680(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,010,680(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,010,680(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.1%(2)
14	Type of Reporting Person (See Instructions) OO

(1)This amount includes (i) 44,935,057 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.
(2)The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,537,045(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,537,045(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,045(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.7%(2)
14	Type of Reporting Person (See Instructions) OO

(1)This amount includes (i) 461,422 shares of the Issuer’s Class A Common Stock and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.
(2)The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF RED REIT CORP.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,075,623(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,075,623(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,623(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.3%(2)
14	Type of Reporting Person (See Instructions) CO

(1)This amount includes 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.
(2)The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons CLNC MANAGER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 74,191(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 74,191(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,191(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%(2)
14	Type of Reporting Person (See Instructions) IA

(1)This amount includes 74,191 shares of the Issuer’s Class A Common Stock.
(2)The calculation of the percentage is based on the 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021.

Explanatory Note

This Amendment No. 4 (the “Amendment”) amends the statement on Schedule 13D originally filed by NRF RED REIT Corp. (“RED REIT”), NRF Holdco, LLC (“NRF Holdco”), Colony Capital Operating Company, LLC (“CCOC”), and Colony Capital, Inc. (“Colony Capital”) on December 13, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by RED REIT, NRF Holdco, CCOC, Colony Capital and CLNC Manager, LLC (“Manager”, and collectively with RED REIT, NRF Holdco, CCOC, and Colony Capital, the “Reporting Persons”) on November 7, 2019, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on February 27, 2020 and Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on April 1, 2020 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to amend and restate Items 4 and 5, as set forth below. Other than as described herein, there have been no changes in the number of shares of the outstanding Class A Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more members of the board of directors of the Issuer and other management members of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions (including M&A opportunities available to the Issuer), assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer, the Issuer’s management team and such other matters as the Reporting Persons may deem relevant to its investment in the Shares. The Reporting Persons intend to review their investment in the Shares and the Issuer on a continuing basis and may, from time to time and at any time in the future, depending on various factors, including without limitation, the Issuer’s performance, financial condition, strategic direction and prospects, actions taken by the board of directors of the Issuer, the market for the Shares, other opportunities available to the Reporting Persons, general economic and industry conditions, stock market conditions and other factors, take such actions with respect to the investment in the Shares and the Issuer as they deem appropriate, including without limitation (i) disposing of any or all of the Shares in the open market or in privately-negotiated transactions, (ii) making additional purchases of Shares either in the open market or in privately-negotiated transactions, or (iii) entering into derivative transactions with respect to the Shares.

Colony Capital has engaged in, and currently plans to continue to engage in, confidential discussions and negotiations with the Issuer and members of the special committee of the board of directors of the Issuer regarding a possible internalization of the management of the Issuer (a “Potential Internalization”), including, without limitation, a potential disposition or termination of Colony Capital’s management agreement with the Issuer. If a Potential Internalization were to occur, one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act may result, including, without limitation, the disposition by the Reporting Persons of some or all of the securities of the Issuer or a change in the present board of directors of the Issuer.

While Colony Capital currently plans to take such actions as may be necessary or appropriate for Colony Capital to enter into an agreement with the Issuer with respect to a Potential Internalization, any final decision by Colony Capital to proceed with a Potential Internalization will be subject to, among other things, Colony Capital reaching an agreement with the Issuer on definitive terms and documentation with respect to a Potential Internalization and the approval of the Colony Capital board of directors. There can be no assurance that Colony Capital will be able to negotiate mutually acceptable terms and execute a definitive agreement with the Issuer for a Potential Internalization or that any Potential Internalization would be completed.

Except as set forth in this Item 4 or Item 6, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:
(a) –(b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below.

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Colony Capital	48,010,680(2)	36.1%(4)
NRF Holdco	3,537,045(3)	2.7%(4)
RED REIT	3,075,623(3)	2.3% (4)
CCOC	48,010,680(2)	36.1%(4)
Manager	74,191	0.1%(5)
(1) The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.
(2) Pursuant to Rule 13d-3(d) under the Act, this amount includes (i) 461,422 Shares held by NRF Holdco, (ii) 44,399,444 Shares held by CCOC, (iii) 74,191 Shares held by Manager, and (iv) 3,075,623 Shares issuable upon the redemption of 3,075,623 OP Units held by RED REIT.
(3) Pursuant to Rule 13d-3(d) under the Act, this amount includes 3,075,623 Shares issuable upon the redemption of 3,075,623 OP Units held by RED REIT.
(4) The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) the Shares issuable upon the redemption of OP Units beneficially owned by the Reporting Person, which have been added to the total Shares outstanding amount in accordance with Rule 13d-3(d)(1)(i) under the Act.
(5) The calculation of the percentage is based on 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021.
(c) Since the date of the filing of Amendment No. 3 to the Schedule 13D, 6,033 restricted Shares previously granted to the Manager by the Issuer under its equity incentive plan, and further granted by the Manager to certain of its employees and affiliates providing services for the benefit of Manager and the Issuer, were forfeited by certain recipients of such grants and returned to the Manager. There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any Reporting Person.
(d) Not applicable.
(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2021	CLNC MANAGER, LLC

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Vice President

NRF RED REIT CORP.

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Vice President

NRF HOLDCO, LLC

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Vice President

COLONY CAPITAL OPERATING COMPANY, LLC

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Vice President

COLONY CAPITAL, INC.

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Executive Vice President and Chief Financial Officer